UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
PRESS RELEASE DATED FEBRUARY 8, 2008

We, LDK Solar Co., Ltd. (NYSE: LDK), have received the completed Basic Engineering Phase (BEP) package for our Trichlorosilane (TCS) plant at our Xinyu, Jiangxi site from CDI Engineering Solutions, a division of engineering outsourcing leader, CDI Corp (NYSE: CDI). The BEP defines the parameters of the plant design and is used to prepare detailed construction drawings. Completion of the TCS BEP package on schedule supports our publicly announced plans to complete construction and reach a production capacity of up to 6,000 metric tons of polysilicon by the end of 2008 and 15,000 metric tons by the end of 2009.

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EXHIBITS

Exhibit
Number		Page

Exhibit 99.1	Press Release dated February 8, 2008	5

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: February 8, 2008

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